United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Exxon Mobil Corporation

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Exxon Mobil Corporation

RE: The case to vote AGAINST CEO Darren W. Woods (Item 1, “Election of Directors,” Nominee No. 12) on the 2025 Proxy Ballot

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote against Darren Woods for the Board of Directors following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote against the election of CEO Darren Woods for the Board of Directors (the “Board”) on the 2025 proxy ballot of Exxon Mobil Corporation1 (“ExxonMobil” or the “Company”).

Introduction

ExxonMobil’s fortunes have long been built on disciplined investment in high-return hydrocarbon projects, a strategy that has rewarded owners for decades. Under Mr. Woods’s tenure as chief executive and board chair, that proven formula has increasingly been pushed aside in favor of politically contingent, subsidy-driven climate ventures that cannot justify themselves under market economics. Mr. Woods concedes that the company’s marquee carbon-capture projects and other “lower-carbon” initiatives depend on federal tax credits established by the Inflation Reduction Act – credits that could vanish with a single election cycle and/or political recalibration, stranding billions in capital and exposing investors to abrupt write-downs.

By tethering ExxonMobil’s future to fickle policy whims instead of the durable competitive advantage it has enjoyed for decades, Mr. Woods has violated the first principle of fiduciary duty: safeguarding shareholder capital from foreseeable risk. The board’s refusal to separate the chair and CEO roles, or to erase climate-linked pay incentives, further entrenches this misalignment. Shareholders therefore face a stark choice in 2025: Endorse leadership that bets Company equity on Washington, D.C.’s subsidy pipeline, or signal – through a decisive “Against” vote – that ExxonMobil must return to the strategic discipline that once made it the industry benchmark. NLPC recommends the latter course.

NLPC’s 2024 Campaign – and Why It Matters in 2025

NLPC has engaged ExxonMobil for two consecutive proxy seasons, warning that management’s subsidy-driven “energy-transition” agenda threatens long-term shareholder value. At the 2024 annual meeting,2 NLPC asked the Compensation Committee to stop awarding bonuses tied to greenhouse-gas targets that encourage capital diversion into speculative carbon-capture and storage (“CCS”) projects, when that investment could be steered into the Company’s more stable, proven, high-return hydrocarbon business. We stressed that CCS returns depend almost entirely on Inflation Reduction Act tax credits that could vanish with a change in U.S. political leadership. Management opposed our proposal, and has since doubled down on carbon dioxide recovery schemes, a byproduct of scientifically flimsy climate alarmism.3

1 ExxonMobil Corporation. “Notice of 2025 Annual Meeting and Proxy Statement.” See https://d1io3yog0oux5.cloudfront.net/_2856a0c17ac0b3704abc906b2305504e/exxonmobil/db/2301/22402/ proxy_statement/2025+ExxonMobil+Proxy+Statement.pdf

2 ExxonMobil Corporation. “Notice of 2024 Annual Meeting and Proxy Statement.” See https://d1io3yog0oux5.cloudfront.net/_6b895eacfe2939ac6a66c96a79c2043c/exxonmobil/db/2301/22254/ proxy_statement/2024+ExxonMobil+Proxy+Statement.pdf

3 See https://www.sec.gov/Archives/edgar/data/715957/000109690625000521/nlpc_px14a6g.htm.

On November 14, 2024, NLPC wrote to ExxonMobil’s board of directors calling for Mr. Woods to resign, or be removed, from his positions as Chairman and CEO.4 5

NLPC took issue with Mr. Woods’s comments at the annual United Nations Climate Change Conference (“COP29”) regarding then-President-elect Donald Trump’s plan to withdraw the United States from the Paris Climate Agreement – the voluntary pact negotiated by 196 parties at the 2015 U.N. Climate Change Conference.6  We believe Mr. Woods’s comments were a breach of fiduciary duty. According to the New York Times:7

Darren Woods, the chief executive of ExxonMobil, cautioned President-elect Donald J. Trump on Tuesday against withdrawing from the Paris agreement to curb climate-warming emissions, saying Mr. Trump risked leaving a void at the negotiating table.

President Trump withdrew the U.S. from the Paris Agreement during his first term. President Joe Biden reentered the agreement not long after taking office in 2021.8 Mr. Woods told the Wall Street Journal: “I don’t think the stops and starts are the right thing for businesses. It is extremely inefficient. It creates a lot of uncertainty.”9

Further, Mr. Woods also defended the Inflation Reduction Act (“IRA”), signed into law by President Biden,10 because ExxonMobil has become reliant on government subsidies and special tax treatment for its carbon capture initiatives:11

Woods told CNBC on Tuesday that Exxon’s investments in technologies to lower emissions depend on federal tax credits that were established or expanded under the IRA. He warned that the company’s investments in these technologies would change if the incentives are weakened or repealed.

4 “NLPC Calls for Resignation of Exxon CEO; Wants Trump to Keep U.S. in Paris Agreement,” National Legal and Policy Center, Nov. 18, 2024. See https://nlpc.org/corporate-integrity-project/nlpc-calls-for-resignation-of-exxon-ceo-wants-trump-to-keep-u-s-in-paris-agreement/.

5 Letter addressed to ExxonMobil Lead Independent Director Joseph L. Hooley, Nov. 14, 2024. See https://nlpc.org/wp-content/uploads/2024/11/ExxonMobil-Darren-Woods-Letter-2024-redacted.pdf.

6 United Nations. “The Paris Agreement.” See https://unfccc.int/process-and-meetings/the-paris-agreement

7 Elliott, Rebecca F. “Exxon Chief to Trump: Don’t Withdraw From Paris Climate Deal,” New York Times, November 12, 2024. See https://www.nytimes.com/2024/11/12/business/energy-environment/exxon-mobil-baku-climate-cop29.html?smid=nytcore-ios-share&referringSource=articleShare&sgrp=c-cb

8 Schonhardt, Sara. “Why Trump’s 2nd withdrawal from the Paris Agreement will be different,” Politico, November 10, 2024. See https://www.politico.eu/article/donald-trump-paris-agreement-climate-sustainability-us-cop29-global-pact-warm/

9 Eaton, Collin; Morenne, Benoit. “Exxon Says Trump Should Keep U.S. in Paris Climate Pact,” Wall Street Journal, November 12, 2024. See https://www.wsj.com/business/energy-oil/exxon-says-trump-should-keep-u-s-in-paris-climate-pact-3d8de471

10 IRS. “Inflation Reduction Act of 2022.” See https://www.irs.gov/inflation-reduction-act-of-2022

11 Kimball, Spencer. “Exxon CEO says Trump should keep U.S. involved in global effort to address climate change,” CNBC, November 12, 2024. See https://www.cnbc.com/2024/11/12/exxon-ceo-says-trump-should-keep-us-involved-in-global-effort-to-address-climate-change.html

“There needs to be an incentive to reward those investments and generate a return,” Woods said. “If we find that those incentives dissipate or go away entirely, then that would definitely change our investment plans.”

Woods previously said Exxon’s oil and gas production levels will not change, at least in the short term, in response to the outcome of the U.S. presidential election.

“I’m not sure how ‘drill, baby, drill’ translates into policy,” Woods told CNBC’s “Squawk Box” on Nov. 1, referencing one of Trump’s campaign slogans.

With President Trump finally in office and officially announcing his intent to withdraw the U.S. from the Paris agreement, you might think Mr. Woods would temper his demand to remain and try to align with the new administration’s priority to unleash new opportunities for the kinds of projects where ExxonMobil historically thrives. You’d be wrong.

While competitors such as Chevron and Shell praised the new direction in D.C.,[12] Mr. Woods continued to play his sad trombone. As the Wall Street Journal reported in early May, he wants ExxonMobil to zig when the rest of the industry zags:[13]

As governments, asset managers and companies withdraw from the climate crusade, Exxon is racing to the front lines by urging global CO2 emissions regulations.

During an earnings call on Friday, CEO Darren Woods touted his company’s plans to “take advantage of some of the government support and policy that’s out there”—i.e., subsidies for hydrogen and for carbon capture and sequestration—and also work “very hard” to “establish a true framework for carbon accounting.”

“We need a better system to manage emissions across the globe,” he said. Yes, just what the world needs is for a multilateral government body à la the United Nations to regulate emissions of businesses across the globe. This is essentially what Exxon advocated in a report last week that starts by lamenting the “world’s climate policies are falling short.”

Exxon’s solution: “Product-level carbon-intensity standards,” which it analogizes to energy-efficiency standards for appliances. “These standards work by setting limits on certain

12 Crowley, Kevin. “Oil CEOs Back Trump’s Energy Agenda as Crude Hits Fresh Low,” Bloomberg, March 10, 2025. See https://www.bloomberg.com/news/articles/2025-03-10/oil-ceos-back-trump-s-energy-agenda-as-crude-hits-six-month-low.

13 Finley, Allysia. “The World Is Past ‘Peak Climate,’ but Exxon Lags Behind,” Wall Street Journal, May 4, 2025. See https://www.wsj.com/opinion/the-world-is-past-peak-climate-but-exxon-lags-behind-carbon-renewable-energy-regulation-1bcc620d.

product characteristics” and “can be tightened over time, which incentivizes producers to meet increasingly stringent requirements,” the report explains.

In short, regulators would set CO2 emissions rules for manufacturing products, which would compel companies to use more renewable energy, biofuels, hydrogen and carbon capture. Exxon has invested heavily in the last three.

The poster boy for carbon dioxide controls and limitations is California. The onerous and unrelenting fossil fuel destruction there provoked Chevron to leave the state (CEO Michael Wirth called it “a tough place to do business”),14 and two more refineries (Valero and Phillips 66) are permanently closing.15 In a heavily reported study, a USC professor estimated that gas prices at the pump could exceed $8 per gallon by 2026.16

While his competitors exit the Golden State, Mr. Woods wants to California-ize ExxonMobil. As the Wall Street Journal further reported:17

Exxon plans to plow up to $30 billion into hydrogen, carbon capture, biofuels and lithium production through 2030.

Mr. Woods has stressed that such investments depend on the Inflation Reduction Act’s rich federal tax credits. Even with these subsidies, they remain unprofitable because there isn’t a market for them. Why would a steelmaker swap cheap natural gas for costly hydrogen? Or an airline pay 10 times as much for fuel made from plants as from petroleum?

Exxon’s proposed carbon-intensity standard would compel other companies to subsidize its money-losing bets. While Mr. Woods said “governments should not pick winners and losers,” this is precisely what his company is proposing. Fossil-fuel producers and their customers would be the losers. Investors in “low carbon” fuels would be the winners.

Mr. Woods also wants to capitalize on the data center construction boom by positioning ExxonMobil to build power plants for them by “leveraging the end-to-end system that we have for capturing, transporting, and storing CO2 [which] is a huge advantage and brings a lot of value for those who are looking to have decarbonized power and to manage their emissions.”18

14 Revell, Eric. “Chevron exec explains HQ move from California to Texas: ‘tough place to do business’,” FoxBusiness.com, Aug. 9, 2024. See https://www.foxbusiness.com/economy/chevron-exec-explains-hq-move-from-california-texas-tough-place-do-business.

15 Udasin, Sharon. “Refinery closures increase uncertainty about California’s fuel future,” May 3, 2025. See https://thehill.com/policy/equilibrium-sustainability/5280032-california-fuel-refinery-closures-gas-prices-newsom/.

16 Grimes, Katy. “California Facing $8.43/gallon Gas – a 75% Increase – as Refineries Close,” California Globe, May 6, 2025. See https://californiaglobe.com/articles/california-facing-8-43-gallon-gas-a-75-increase-as-refineries-close/.

17 Finley, Allysia. “The World Is Past ‘Peak Climate,’ but Exxon Lags Behind,” Wall Street Journal, May 4, 2025. See https://www.wsj.com/opinion/the-world-is-past-peak-climate-but-exxon-lags-behind-carbon-renewable-energy-regulation-1bcc620d.

18 Ma, Jason. “Exxon’s CEO touted this ‘huge advantage’ in building power plants for AI data centers,” Fortune, Feb. 1, 2025. See https://finance.yahoo.com/news/exxon-ceo-touted-huge-advantage-110700048.html.

It appears Mr. Woods was brought to heel by the 2021 board insurgency by the three directors nominated by Engine No. 1, which coincided with the initiation of significant CCS investments by ExxonMobil.[19] Findings by the U.S. House Judiciary Committee determined that a “climate cartel” consisting of activist investors and shareholder groups “positioned activist fund Engine No. 1 as the public face of the campaign to maintain credibility and mask its ‘net-zero’ agenda.”[20] The insurrectionist trio’s support for the Company’s acquisition of oil-and-gas developer Pioneer Natural Resources has all the markings of an internal board detente.[21] [22] And now Engine No. 1 has formed a partnership with Chevron to build natural gas power plants next to data centers, which are “expected to be designed to potentially integrate carbon capture and storage, and renewable energy resources,” according to Reuters.[23]

Mr. Woods’s rhetoric confirms that ExxonMobil’s capital program now embraces climate politics rather than market demand – precisely the misalignment our 2024 proposal sought to cure.24 Maybe his personal compensation has something to do with it. His pay package for last year rose by 19.3 percent to $44.1 million.25 Certainly eliminating the threat of no greenhouse gas emission reduction incentives made him breathe easier. It doesn’t alleviate suspicions that not a single climate- or environment-minded shareholder group submitted proposals for this year’s proxy statement.26

19 DesJardine, Mark & Bansal, Tima. “Engine No. 1’s big win over Exxon shows activist hedge funds joining fight against climate change,” The Conversation, May 26, 2021. See https://theconversation.com/engine-no-1s-big-win-over-exxon-shows-activist-hedge-funds-joining-fight-against-climate-change-159983.

20 “Sustainability Shakedown: How a Climate Cartel of Money Managers Colluded to Take Over the Board of America’s Largest Energy Company,” Committee on the Judiciary, U.S. House of Representatives, Dec. 13, 2024. See https://judiciary.house.gov/sites/evo-subsites/republicans-judiciary.house.gov/files/2024-12/2024-12-13-Sustainability-Shakedown-Report.pdf.

21 “ExxonMobil completes acquisition of Pioneer Natural Resources,” Exxon Mobil Corporation, May 3, 2024. See https://corporate.exxonmobil.com/news/news-releases/2024/0503_exxonmobil-completes-acquisition-of-pioneer-natural-resources.

22 Chesser, Paul. “Insurgent Climate-Focused Exxon Directors Vote FOR Acquisition of Drilling Giant,” National Legal and Policy Center, Oct. 20, 2023. See https://nlpc.org/featured-news/esg-focused-exxon-directors-vote-for-acquisition-of-drilling-giant/.

23 “Chevron to build gas plants to power data centers amid AI boom,” Reuters, Jan. 28, 2025. See https://www.reuters.com/business/energy/chevron-partners-with-engine-no-1-ge-vernova-power-us-data-centers-2025-01-28/.

24 See https://nlpc.org/wp-content/uploads/2024/02/ExxonMobil-Proposal-2024.pdf.

25 “Exxon CEO Woods' compensation rose 19% in 2024,” Reuters, April 7, 2025. See https://www.reuters.com/business/energy/exxon-ceo-woods-received-441-million-pay-package-2024-2025-04-07/.

26 See proxy statement and also https://www.sec.gov/rules-regulations/shareholder-proposals/2024-2025-no-action-responses-issued-under-exchange-act-rule-14a-8.

Finally, Mr. Woods and ExxonMobil keep rewarding other failures beyond the “can’t-make-it-on-its-own” CCS boondoggles. In 2023 former Boeing Chairman Larry Kellner, who presided over the aerospace company’s ongoing series of negligence-driven disasters of recent years, was added as a director and named to head the Board’s safety committee – seriously.[27] Shareholders should vote against him as a director nominee also.

And late in 2024 the Company elevated Dan Ammann from leading its Low Carbon Solutions subsidy-chasing department to President of ExxonMobil Upstream Company, after he had previously been fired by General Motors, where he ran its autonomous driving sector into the ground while also whispering electric vehicle fantasies to Chairwoman/CEO Mary Barra.28

Shareholders must ask: What kind of leadership is this at ExxonMobil?

Conclusion

These facts leave shareholders only one remaining remedy in 2025: to vote against Mr. Woods for the board of directors. Doing so would send a message to the Board of Directors that shareholders demand they restore strategic discipline and refocus the company on the hydrocarbon mastery that built its franchise.

By endorsing the IRA and other subsidy-driven gimmicks and schemes, Mr. Woods has subjected the Company to volatile political dynamics and regulatory risks that could diminish its profitability if government policies are scaled back or repealed. This approach undermines ExxonMobil’s traditional strengths in the energy sector, relying on the goodwill of policymakers rather than market-driven demand for hydrocarbon energy.

ExxonMobil’s legacy and competitive advantage have been built on the exploration, extraction, and refinement of hydrocarbons29 – assets essential to the global economy. Pivoting to ventures that are unprofitable without government subsidies and mandates, under the guise of climate stewardship, weakens the Company’s position within the energy market, particularly as other oil and gas competitors capitalize on unmet global demand. This path also represents a breach of Mr. Woods’s fiduciary duty to maximize shareholder value and protect the company’s long-term stability.

27 Notice of Exempt Solicitation for shareholders of Exxon Mobil Corporation, May 2024, National Legal and Policy Center. See https://www.sec.gov/Archives/edgar/data/34088/000109690624001030/nlpc_px14a6g.htm.

28 Chesser, Paul. “Why Does Exxon Repeatedly Reward Failure?”, National Legal and Policy Center, Dec. 5, 2024. See https://nlpc.org/corporate-integrity-project/why-does-exxon-repeatedly-reward-failure/.

29 ExxonMobil. “Our history,” February 9, 2024. See https://corporate.exxonmobil.com/who-we-are/our-global-organization/our-history

Governance issues compound the problem. Mr. Woods holds both CEO and Chair titles, giving the board little leverage to check a strategy explicitly contingent on federal largesse. The concentration of power is particularly troubling given mounting legal and reputational risks: should subsidies be clawed back or green-washing claims gain traction, investors could face retroactive liabilities on projects that never earned their cost of capital. Further, evidence is mounting that CCS presents risks related to property rights, eminent domain, energy cost increases, and safety.30

Meanwhile, Exxon’s traditional franchise – long-life, low-cost barrels in the Permian and Guyana – requires disciplined capital to sustain advantaged break-evens. Every dollar diverted to speculative decarbonization erodes that moat and hands market share to competitors willing to keep drilling.

Nor does Mr. Woods’s political calculus hedge downside. If U.S. policy swings away from Paris-style commitments, subsidy cash flows evaporate and carbon-capture assets will be stranded. Shareholders should not have to subsidize political ideology – a direct violation of fiduciary standards governing duty of loyalty and care.

Shareholders therefore face a simple choice: endorse leadership that bets the company’s future on fickle politics, or insist on a board chair who restores market discipline, re-focuses on high-return hydrocarbons, and evaluates lower-carbon ventures only when they generate acceptable risk-adjusted returns without government transfer payments. Voting against Mr. Woods is the most immediate, proportionate step available to realign ExxonMobil with the durable principles that have made it an industry benchmark.

Thus, we urge our fellow shareholders to vote AGAINST Darren Woods’s re-election to Exxon Mobil Corporation’s Board of Directors on May 28, 2025.

Photo credits:

Page 2: Darren Woods – CNBC via YouTube

Page 4: Pumpjack – Roy.Luck/Creative Commons

Page 6: ExxonMobil sign – Screengrab via YouTube

Page 7: Larry Kellner – Screengrab via YouTube

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30 Killough, Kevin. “Carbon capture carries safety risks, threatens property rights, drives up energy costs, report says,” Just the News, Jan. 26, 2025. See https://justthenews.com/politics-policy/energy/carbon-capture-carries-safety-risks-threatens-property-rights-drives-energy.

THE INFORMATION CONTAINED HEREIN HAS BEEN PREPARED FROM SOURCES BELIEVED RELIABLE BUT IS NOT GUARANTEED BY US AS TO ITS TIMELINESS OR ACCURACY, AND IS NOT A COMPLETE SUMMARY OR STATEMENT OF ALL AVAILABLE DATA. THIS PIECE IS FOR INFORMATIONAL PURPOSES AND SHOULD NOT BE CONSTRUED AS A RESEARCH REPORT.

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For questions regarding NLPC’s opposition to Darren Woods’s election to ExxonMobil’s Board of Directors, please contact either Paul Chesser or Luke Perlot of NLPC’s Corporate Integrity Project via email at pchesser@nlpc.org or lperlot@nlpc.org.